

December 6, 2023

Morgan Callagy
Co-Chief Executive Officer
Revelstone Capital Acquisition Corp.
14350 Myford Road
Irvine, CA 92606

> **Re: Revelstone Capital Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed November 21, 2023**
> **File No. 333-274049**

Dear Morgan Callagy:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 16, 2023 letter.

Amendment No. 3 to the Registration Statement on Form S-4

Risk Factors, page 37

1.   We note your disclosure on page 184 that, assuming the closing of the Business Combination, existing working capital, further advances and debt instruments, and anticipated cash flow are not currently expected to be adequate to fund operations over the next 12 months at planned operating levels. We also note your disclosure that you expect the need for additional capital and renegotiation, extension or refinancing of existing debt to fund operations over the next 12 months. Please revise your risk factor titled "There is substantial doubt about Set Jet's ability to continue as a going concern. Set Jet may need additional financing to execute its business plan, to fund its operations and to continue as a going concern" to include this information.

Certain Set Jet Projected Financial Information, page 104

2. We note that you have removed from this section disclosures regarding Adjusted EBITDA (Loss). Please tell us why you removed such disclosure. As part of your response, please tell us whether the information regarding historical and projected Adjusted EBITDA (Loss) was used or relied upon by the Revelstone board of directors in determining to approve the business combination, or by the fairness advisor in making the fairness determination.

Certain Set Jet Relationships and Related Party Transactions, page 186

3. We note your response to prior comment 6 that although Set Jet has entered into aircraft charter agreements with other parties, none of these parties fall within the definition of "related person" under Item 404 of Regulation S-K. Please provide the disclosure set forth in Item 404 of Regulation S-K with respect to the aircraft charter agreement between Set Jet and Maine Aviation Aircraft Charter, LLC referenced in the select services agreement filed as Exhibit 10.41, or provide your analysis as to why such disclosure is not required. In that regard, we note that Item 404 requires disclosure with respect to certain transactions in which any related person had or will have a direct or indirect material interest.

Please contact Robert Babula at 202-551-3339 or Jenifer Gallagher at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Alex Weniger-Araujo